[CSX Corporation Letterhead]

           CSX Receives $4.8 Billion Financing Commitment in Connection
                               With Conrail Merger

                   RICHMOND, Va., Oct. 22 /PR Newswire/ -- CSX Corpora-tion (CSX) (NYSE: CSX) today announced it has marked another important milestone in its proposed merger with Conrail Inc. (Conrail) (NYSE: CRR), completing arrangements for a 5-year, $4.8 billion bank facility in connection with the merger. Underwriters of the financing are NationsBank, BankAmerica, the Bank of Nova Scotia and Chase Manhattan Bank. Chase Securities Inc. has been selected as administrative agent.

                   Each of the banks has agreed to commit $1.2 billion of the $4.8 billion financing with syndication to a consortia of leading financial institutions.

                   John W. Snow, chairman and chief executive officer of CSX, said, "Completing this arrangement clearly underscores our commitment to the merger. We remain very excited about the prospects this combination offers to our customers, our share-holders and the public.

                   "We are very encouraged by the early response we are getting from key constituents, including shippers and public officials. We are anxious to work with other carriers in the region, and so far have reached out in that regard to Norfolk Southern as the other leading carrier in the area. We are in-tent on reaching agreements with Norfolk Southern and other carriers and having them completed prior to filing our applica-tion with the Surface Transportation Board. We firmly believe this merger will vastly improve rail service east of the Mississippi," Snow said.

                   CSX and Conrail last week announced their agreement to combine in a strategic merger. The merger will create the leading freight transportation and logistics company in the world with annual revenues of more than $14 billion, offering domestic and international customers rail, container-shipping, barge, intermodal and contract logistics services. The newly created transportation system will offer much more extensive single-line rail service opportunities to shippers and receivers in 22 states and will have a 29,645-mile system, covering territory from Chicago, Boston and New York to Miami and New Orleans.

                   CSX Corporation, headquartered in Richmond, Va., is an international transportation company offering a variety of







         rail, container-shipping, intermodal, trucking, barge and con-tract logistics services.

                   CSX's Internet address is http://www.csx.com

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